July 21, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf
Erin Jaskot

Re:	Almacenes Éxito S.A.
Registration Statement on Form 20-F
File No. 001-41736

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Almacenes Éxito S.A. (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-41736), initially filed on July 3, 2023 (as amended to date, the “Registration Statement”), so as to become effective at 4:00 p.m., New York City time, on Tuesday, July 25, 2023, or as soon as possible thereafter.

* * *

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Karen Katri of White & Case LLP at (305) 925-4788.

Very truly yours,

/s/ Ivonne Windmueller Palacio
Ivonne Windmueller Palacio
Chief Financial Officer
Almacenes Éxito S.A.

cc:	Carlos Mario Giraldo Moreno, Chief Executive Officer

Almacenes Éxito S.A.

John Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP